UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69682

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arena Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

405 Lexington Avenue, 59th Floor
(No. and Street)

New York	NY	10174
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lawrence Cutler	212-612-3204	lcutler@arenafs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Withum Smith+Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

10/08/03	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Cutler _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arena Financial Services, LLC _____, as of 12/31 _____, 2 022 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALICIA FERRARO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01FE6416073
Qualified in Nassau County
Commission Expires April 5, 2025

Alicia Ferraro
Notary Public

Signature: _____

Title: _____
President and Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARENA FINANCIAL SERVICES, LLC

(A Delaware Limited Liability Company)

Financial Statements as of and for the year ended December 31, 2022, and
Report of Independent Registered Public Accountant Firm

Public Document

ARENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
TABLE OF CONTENTS


ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Arena Financial Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arena Financial Services, LLC (the "Company") as of December 31, 2022, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

New York, New York
March 30, 2023

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ARENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

Assets

Cash and cash equivalents	$	1,155,758
Accounts receivable		25,000
Due from affiliate		300,000
Prepaid expenses		129,206
Total assets	$	1,609,964

Liabilities

Accounts payable and accrued liabilities	$	99,762
Deferred income		62,500
Discretionary bonus payable		380,967
Due to affiliate		593,977
Total liabilities		1,137,206

Member's Capital

Member's capital - issued and outstanding		5,412,100
Accumulated deficit		(4,939,342)
Total member's capital		472,758
Total liabilities and member's capital	$	1,609,964

The accompanying notes are an integral part of these financial statements.

ARENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

1. ORGANIZATION

Arena Financial Services, LLC (the "Company"), a Delaware Limited Liability Company, was formed on June 4, 2015, and commenced operations on August 31, 2015. The Company's principal office is located at 405 Lexington Avenue, 59th Floor, New York, New York.

The Company is wholly-owned by Arena Investors Group Holdings, LLC ("AIGH"), formerly known as Westaim Arena Holdings II, LLC. AIGH is a wholly-owned subsidiary of The Westaim Corporation of America ("WCA"), a wholly-owned Delaware subsidiary of The Westaim Corporation ("Westaim"). Westaim is a Canadian company specializing in providing long-term capital to businesses operating primarily within the global financial services industry. Westaim's common shares are traded on the Canadian TSX Venture Exchange (the "TSXV") under the symbol WED.

Arena Financial Services, LLC is a registered broker dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was accepted as a registered broker dealer by FINRA on October 12, 2016. The Company is registered to conduct activities as a finder of investors to invest in private placements for funds advised by an affiliate of the Company, Arena Investors, LP ("AI"). AI is a registered investment adviser with the SEC. Activities in which the Company intends to engage involve securities that are not registered with SEC pursuant to the Securities Act of 1933 and that are eligible for the exemptions offered under Regulation D.

Capitalized terms used, but not defined herein, shall have the meaning assigned to them in the Company's limited liability agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used to prepare these financial statements are as follows:

Basis of preparation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and are stated in United States dollars.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in member's capital during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash includes cash held at bank. Cash equivalents are short term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and which are subject to insignificant changes in value. As of December 31, 2022, the Company held no cash equivalents. The Company has significant cash balances at financial institutions which throughout the year may regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Revenue recognition

Commissions and fee revenue are recognized in the periods during which the related services are performed, and the amounts have been contractually earned. The Company enacted Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)" which did not have a material impact on the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables from Customers

The Company accounts for estimated credit losses in accordance with ASC 326-20, which requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on pertinent information about past events, current conditions, and reasonable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company has concluded that an allowance for credit losses is not needed.

Income taxes

The Company is a single member limited liability company, organized in Delaware, that is wholly owned by AIGH. The Company is not subject to United States Federal, New York State or New York City income tax. Instead all of the Company's distributable shares of income, gain, loss and deductions are allocable to AIGH.

AIGH is considered a partnership for United States Federal income tax purposes. AIGH is not subject to United States Federal New York State or New York City income tax. Each member is individually liable for its distributable share of all items of income, gain, loss, and deduction for such taxable year of AIGH.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Distribution Fees

The Company receives $300,000 monthly from Arena Investors, LP ("AI") (effective August 1, 2022). This is based on an agreement entered between the Company and AI, the terms and conditions by which AI will pay the Company compensation for its provision of certain services on behalf of AI and each of the AI Funds.

Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In certain circumstances, significant judgment is required to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Contract assets and liabilities

The Company presents a contract liability if the customer has paid consideration, or if payment is due as of the reporting date but the entity has not yet satisfied its performance obligation by transferring goods or service.

ARENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2022

3. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The Company presents a contract asset if the customer is yet to pay consideration or if payment is due as of the reporting date for already satisfied performance obligations by transferring goods or service.

Costs to Obtain a Contract with a Customer

The Company had no assets from costs to obtain contracts from customers at January 1, 2022 and December 31, 2022.

4. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its affiliate, Arena Management Co., LLC ("AMC"), from which it receives shared personnel and operating services. AMC pays certain expenses in line with the expense sharing agreement and is reimbursed by the Company based on their allocable share. The Company is charged for these services based upon (a) actual costs incurred when attributed directly to the Company (direct expenses), (b) an allocation of general office space, overhead, and non-employee resources based on the percentage of space used for the period incurred (shared expenses), and (c) salaries and benefits based on the percentage of time spent for direct employees that are shared between the Company and AMC (salaries and benefits of shared employees).

For the year ended December 31, 2022, the Company incurred $723,635 towards direct and shared expenses and $238,937 towards salaries and benefits of shared employees. As of December 31, 2022, the direct and shared expenses were $542,591 and salaries and benefits of shared employees payable to AMC were $51,386 which are included in "due to affiliate" on the statement of financial condition.

The Company has entered into a service agreement with its registered investment advisor affiliate whereby the Company provides services acting as a placement agent to prospective qualified investors. The Company also performs certain investor relations to support marketing and promotional activities of the proprietary funds offered by the affiliate. The performance obligation is met at the point in time the Company performs the aforementioned duties, which occurs throughout the month as the services are performed and consumed by the registered investment advisor. Under the terms of the contract, which was entered into in August of 2022, the registered investment advisor will pay the Company $300,000 per month. The Company earned revenues of $1,500,000 during the period from these services which are separately disclosed on the accompanying statement of operations. For the year ended December 31, 2022, the Company has a receivable of $300,000 from the registered investment advisor.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

5. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness. Aggregate indebtedness excludes a discretionary liability for discretionary bonus accruals in the amount of $380,967 as of December 31, 2022. At December 31, 2022, the Company had net capital after deduction for non-allowable assets of $399,519 which was $349,103 in excess of its minimum required net capital of $50,416. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 1.89 to 1.

6. MEMBER'S CAPITAL

The Company's authorized member's capital consists of an unlimited number of membership interests. Changes to the Company's membership interests are as follows:

Membership Interests	Number	Capital
Opening balance	346,210	$3,462,100
Issued	195,000	1,950,000
Ending balance	541,210	$5,412,100

All the issued and outstanding membership interests of the Company are held by AIGH.

7. ACCOUNTS RECEIVABLE

The Company's accounts receivable balance is comprised of below;

	Advisory fees	Distribution fees
Opening balance	$0	$0
Ending balance	25,000	300,000

The Company's contract assets at the beginning and end of the year were $0.

8. DEFERRED INCOME

The Company's deferred income, which represents contract liabilities were as follows;

	Advisory fees	Distribution fees
Opening balance	$0	$0
Ending balance	62,500	0

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company may be involved in legal matters that arise from time to time in the ordinary course of the Company's business. At this time, the Company is not aware of any legal matters of this type that are believed to be material to the Company's results of operations, liquidity or financial condition.

10. INDEMNIFICATIONS

In the normal course of business, the Company enters or may enter into contracts which provide a variety of general indemnifications. The Company's maximum exposure under these indemnifications is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management expects that the risk of material loss associated with such indemnifications to be remote. Therefore, the Company has not accrued any liability with such indemnifications.

11. CAPITAL AND LIQUIDITY

The Company might not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern

considerations, management has determined that the Company will have access to funding from the parent. The parent is committed to continuing to fund the operations of the Company.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were issued and has not identified any additional events that require adjustments or disclosures in these financial statements.